                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                           ARI Network Services, Inc.
                ------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   001930 20 5
                         ------------------------------
                                 (CUSIP Number)

                  Mark L. Koczela, ARI Network Services, Inc.,
        330 E. Kilbourn Avenue, Milwaukee, Wisconsin 53202 (414) 278-7676
        -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 15, 1998
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO. 001930 20 5
          -----------

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
             Briggs & Stratton Corporation, a Wisconsin corporation
             (I.R.S. No. 39-0182330)

2)    Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[x]

3)    SEC Use Only

4)    Source of Funds (See Instructions)
             OO

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

6)    Citizenship or Place of Organization
              Wisconsin, USA

                           (7)     Sole Voting Power
                                   840,000
Number of
Shares
Beneficially               (8)     Shared Voting Power
Owned by                           0
Each
Reporting                  (9)     Sole Dispositive Power
Person                             840,000
With
                           (10)    Shared Dispositive Power
                                   0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
            840,000

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]
      (See Instructions)

13)   Percent of Class Represented By Amount in Row (11)
             16.53%

14)   Type of Reporting Person (See Instructions)
             CO


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Item 1.           Security and Issuer

                  This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of ARI Network Services, Inc., a Wisconsin corporation (the "Company"). The principal executive offices of the Company are located at 330 East Kilbourn Avenue, Suite 200, Milwaukee, Wisconsin 53202.

Item 2.           Identity and Background

                  This statement is filed by Briggs & Stratton Corporation, a Wisconsin corporation ("Briggs"), for and on behalf of itself. Briggs is the world's largest producer of air cooled gasoline engines for outdoor power equipment. Briggs designs, manufacturers, markets and services these products for original equipment manufacturers worldwide. These engines are aluminum alloy gasoline engines ranging from 3 through 22 horsepower. Its principal business location and principal executive offices are at 12301 West Wirth Street, Wauwatosa, Wisconsin 53222.

Items 2 (a), (b) and (c)

                  For information with respect to the identity and background of each executive officer and director of Briggs, see Schedule I attached hereto.

                  This statement is being filed while Briggs is in the process of verifying information required herein from its executive officers and directors. If Briggs obtains information which would cause a change in the information contained herein, an amendment to this statement will be filed that will set forth such change in information.

Item 2(d)

                  During the last five years neither Briggs nor, to the best of its knowledge, any of its directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)

                  During the last five years neither Briggs nor, to the best of its knowledge, any of its directors or executive officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




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Item 2(f)

                  All of the executive officers and directors of Briggs are U.S. citizens, except Hugo A. Keltz, who is a citizen of Switzerland.

Item 3.           Source and Amount of Funds or Other Consideration

                  Briggs, directly, since the dissolution of its wholly owned subsidiary POWERCOM-2000, Inc. in June 1998, and indirectly through its wholly owned subsidiaries POWERCOM-2000 Australia PTY Ltd., POWERCOM-2000 Ltd., POWERCOM-2000 Canada, Inc., POWERCOM-2000 Germany Gmbh, and POWERCOM-2000 UK Limited, was engaged in the business of providing electronic commerce software and services to companies primarily in the outdoor power, power tool and power sports industries (the "Business"). Pursuant to an Asset Purchase Agreement, dated as of September 15, 1998, by and between the Company and Briggs (the "Asset Purchase Agreement"), Briggs sold substantially all of the assets of the Business to the Company (the "Assets") and, in addition, the Company assumed certain liabilities of the Business. As consideration for the Assets, the Company issued 840,000 shares of the Company's Common Stock to Briggs.

Item 4.           Purpose of Transaction

                  Briggs acquired the 840,000 shares of the Company's Common Stock as consideration for the sale of Assets pursuant to the Asset Purchase Agreement as described in Item 3. Briggs acquired such shares for its own account, for investment purposes, and not with a view to the distribution thereof within the meaning of the Securities Act of 1933, as amended.
Briggs holds such shares in the ordinary course of business.

                  Briggs intends to review its investment in the Company on a regular basis and as a result thereof may, at any time or from time to time, acquire additional securities of the Company in the open market or in private transactions or otherwise, or dispose of all or a portion of such shares owned by it. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations. Briggs and the Company are parties to a Registration Rights Agreement, dated as of September 15, 1998, pursuant to which the Company granted Briggs certain registration rights with respect to the shares of Common Stock. The Registration Rights Agreement provides for both demand and participation registration rights.

                  Except as described herein, Briggs has no plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4.

Item 5.           Interest in Securities of the Issuer

                  (a) Briggs acquired 840,000 shares of the Company's Common Stock as consideration for the sale of Assets pursuant to the Asset Purchase Agreement as described in

Item 3. Such shares represent 16.53% of the outstanding Common Stock of the Company as of September 15, 1998.

                   Except as disclosed in this Item 5(a), neither Briggs nor, to the best of its knowledge, any of its executive officers or directors beneficially owns any securities of the Company or has a right to acquire any securities of the Company.

                  (b) Briggs has the sole power to vote, to direct the vote, to dispose and to direct the disposition of the 840,000 shares of the Company's Common Stock owned by it.

                  (c) Except as disclosed in this Schedule 13D, neither Briggs nor, to the best of its knowledge, any of its executive officers or directors has effected any transaction in securities of the Company during the past sixty
(60) days.

                  (d) No person, except for Briggs, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Briggs acquired 840,000 shares of the Company's Common Stock as consideration for the sale of Assets pursuant to the Asset Purchase Agreement as described in Item 3. A copy of the Asset Purchase Agreement is filed herewith as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

                  Briggs entered into a Registration Rights Agreement, dated as of September 15, 1998, with the Company pursuant to which the Company granted to Briggs certain registration rights with respect to the shares of Common Stock as discussed in Item 4 above. The Registration Rights Agreement provides for both demand and participation registration rights. A copy of the Registration Rights Agreement is filed herewith as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

                  Briggs and the Company have also entered into a Revolving Credit Agreement, dated as of September 15, 1998, pursuant to which Briggs may make loans to the Company up to a maximum principal amount of $250,000. Any amounts outstanding under the terms of the Revolving Credit Agreement shall bear interest at the Prime Rate (as defined in the Revolving Credit Agreement) plus 2.0% payable monthly. The Revolving Credit Agreement terminates on April 30, 1999.





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



Item 7.           Material to be Filed as Exhibits

                  Exhibit 1 Asset Purchase Agreement, dated as of September 15, 1998, by and between the Company and Briggs.

                  Exhibit 2 Registration Rights Agreement, dated as of September 15, 1998, by and between the Company and Briggs.





























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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           BRIGGS & STRATTON CORPORATION



                           By: /s/ Robert H. Eldridge
                               -------------------------------------
                             Name:  Robert H. Eldridge
                             Title: Executive Vice President and Chief Financial
                                    Officer, Secretary-Treasurer

                           Dated:   September 24, 1998

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

                     Relating to ARI Network Services, Inc.

                     Filed by Briggs & Stratton Corporation

                          Briggs & Stratton Corporation
                        Directors and Executive Officers
                       ----------------------------------



                                                  Present                                   Present Principal Occupation
Name                                          Business Address                              Principal Business of Employer
----                                          ----------------                              ------------------------------

DIRECTORS

E. Margie Filter                              Xerox Corporation                             Vice President, Treasurer and
                                              800 Long Ridge Road                           Secretary of Xerox Corporation,
                                              Stamford, CT 06902                            a manufacturer of office equipment

Clarence B. Rogers, Jr.                       Equifax Inc.                                  Chairman of Equifax Inc., a provider
                                              1600 Peachtree Street, N.W.                   of information based administrative
                                              Atlanta, GA 30309                             services

Frederick P. Stratton, Jr.                    Briggs & Stratton Corporation                 Chairman and Chief Executive Officer
                                              12301 W. Wirth Street                         of Briggs & Stratton Corporation
                                              Wauwatosa, WI 53222

Robert J. O'Toole                             A.O. Smith Corporation                        Chairman of the Board, President
                                              11270 W. Park Place                           and Chief Executive Officer of
                                              Milwaukee, WI 53224                           A.O. Smith Corporation, a diversified
                                                                                            manufacturer whose major products
                                                                                            include electric motors and water
                                                                                            heaters

John S. Shiely                                Briggs & Stratton Corporation                 President and Chief Operating Officer
                                              12301 W. Wirth Street                         of Briggs & Stratton Corporation
                                              Wauwatosa, WI 53222



                                                  Present                                   Present Principal Occupation
Name                                          Business Address                              Principal Business of Employer
----                                          ----------------                              ------------------------------

Charles I. Story                              INROADS, Inc.                                 President and Chief Executive Officer
                                              First American Center                         of INROADS, Inc., a national
                                              315 Deaderick St., Suite 1240                 non-profit training and development
                                              Nashville, TN 37238                           organization which prepares talented
                                                                                            minorities for careers in business and
                                                                                            engineering

Michael E. Batten                             Twin Disc, Incorporated                       Chairman and Chief Executive Officer
                                              1328 Racine Street                            of Twin Disc, Incorporated, a
                                              Racine, WI 53403                              manufacturer of power transmission
                                                                                            equipment

Robert H. Eldridge                            Briggs & Stratton Corporation                 Executive Vice President and Chief
                                              12301 W. Wirth Street                         Financial Officer, Secretary-Treasurer
                                              Wauwatosa, WI 53222

Peter A. Georgescu                            Young & Rubicam Inc.                          Chairman and Chief Executive Officer
                                              285 Madison Avenue                            of Young & Rubicam Inc., an
                                              New York, NY 10017-6486                       international communications firm

EXECUTIVE OFFICERS

Frederick P. Stratton, Jr.                    Briggs & Stratton Corporation                 Chairman and Chief Executive Officer
                                              12301 W. Wirth Street
                                              Wauwatosa, WI 53222

John S. Shiely                                Briggs & Stratton Corporation                 President and Chief Operating Officer
                                              12301 W. Wirth Street
                                              Wauwatosa, WI 53222

Robert H. Eldridge                            Briggs & Stratton Corporation                 Executive Vice President and Chief
                                              12301 W. Wirth Street                         Financial Officer, Secretary-Treasurer
                                              Wauwatosa, WI 53222

Michael D. Hamilton                           Briggs & Stratton Corporation                 Executive Vice President - Sales
                                              12301 W. Wirth Street                         & Service
                                              Wauwatosa, WI 53222

James A. Wier                                 Briggs & Stratton Corporation                 Executive Vice President - Operations
                                              12301 W. Wirth Street
                                              Wauwatosa, WI 53222




                                                  Present                                   Present Principal Occupation
Name                                          Business Address                              Principal Business of Employer
----                                          ----------------                              ------------------------------

James E. Brenn                                Briggs & Stratton Corporation                 Vice President and Controller
                                              12301 W. Wirth Street
                                              Wauwatosa, WI 53222

Richard J. Fotsch                             Briggs & Stratton Corporation                 Senior Vice President -  Engine Group
                                              12301 W. Wirth Street
                                              Wauwatosa, WI 53222

Hugo A. Keltz                                 Briggs & Stratton Corporation                 Vice President - International
                                              12301 W. Wirth Street
                                              Wauwatosa, WI 53222

Curtis E. Larson, Jr.                         Briggs & Stratton Corporation                 Vice President - Distribution Sales and
                                              12301 W. Wirth Street                         Service
                                              Wauwatosa, WI 53222

Paul E. Neylon                                Briggs & Stratton Corporation                 Vice President; General Manager -
                                              12301 W. Wirth Street                         Spectrum Division
                                              Wauwatosa, WI 53222

William H. Reitman                            Briggs & Stratton Corporation                 Vice President - Marketing
                                              12301 W. Wirth Street
                                              Wauwatosa, WI 53222

Stephen H. Rugg                               Briggs & Stratton Corporation                 Vice President - Sales
                                              12301 W. Wirth Street
                                              Wauwatosa, WI 53222

Thomas R. Savage                              Briggs & Stratton Corporation                 Senior Vice President - Administration
                                              12301 W. Wirth Street
                                              Wauwatosa, WI 53222

Gregory D. Socks                              Briggs & Stratton Corporation                 Vice President; General Manager -
                                              12301 W. Wirth Street                         Castings Division
                                              Wauwatosa, WI 53222

Gerald E. Zitzer                              Briggs & Stratton Corporation                 Vice President - Human Resources
                                              12301 W. Wirth Street
                                              Wauwatosa, WI 53222


                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                                     Page
-------                                                                     ----

Exhibit 1 Asset Purchase Agreement, dated as of September 15, 1998, by and between the Company and Briggs

Exhibit 2 Registration Rights Agreement, dated as of September 15, 1998, by and between the Company and Briggs